Historical Returns | Historical Distributions

STANDARDIZED RETURNS

as of March 31, 2008 (updated quarterly)

DODGE & COX FUND/ COMPARATIVE INDEX	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-13.31%	4.53%	13.74%	9.01%	13.18%
S&P 500 Index	-5.07%	5.85%	11.32%	3.51%	10.95%

International Stock Fund	-5.09%	13.53%	27.27%	N/A †	N/A	†
MSCI EAFE Index	-2.70%	13.32%	21.40%	N/A †	N/A	†

Balanced Fund	-7.92%	4.36%	10.51%	8.25%	11.44%
Combined Index	0.03%	5.82%	8.70%	4.83%	9.79%

Income Fund	3.78%	4.34%	4.13%	5.91%	N/A	‡
LBAG Index	7.67%	5.48%	4.58%	6.04%	N/A	‡

Daily Prices as of April 16, 2008	PRICE	CHANGE FROM PREVIOUS DAY		YEAR-TO-DATE PERFORMANCE
Stock Fund	$119.81	$	+2.26	-9.89%
International Stock Fund	$42.94	$	+1.26	-6.69%
Balanced Fund	$73.86	$	+.95	-6.44%
Income Fund	$12.43		$-.04	.64%

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2008 (6.92 years) was 13.36%. The MSCI EAFE’s total return was 8.27% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through March 31, 2008 (19.25 years) was 7.68%. The LBAG’s total return was 7.56% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Historical Returns

•	Stock Fund

•	International Stock Fund

•	Balanced Fund

•	Income Fund

Dodge & Cox Funds : Performance & Prices	Page 1 of 10

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Performance & Prices	Page 2 of 10

Historical Returns | Historical Distributions	View standardized returns

STOCK FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	S&P 500 INDEX ANNUAL
2008	-11.93%
2007	1.71%	5.41%	-1.92%	-4.78%	0.14%	5.51%
2006	5.30%	0.82%	4.81%	6.54%	18.54%	15.79%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%

INTERNATIONAL STOCK FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	MSCI EAFE INDEX ANNUAL
2008	-10.78%
2007	5.01%	6.61%*	0.43%	-0.65%	11.71%	11.18%
2006	9.91%	1.20%	3.31%	11.40%	28.00%	26.35%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	* *	* *

*	Revised October 3, 2007

**	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Historical Returns

•	Stock Fund

•	International Stock Fund

•	Balanced Fund

•	Income Fund

Dodge & Cox Funds : Historical Returns	Page 3 of 10

BALANCED FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	COMBINED INDEX ANNUAL
2008	-8.03%
2007	1.62%	3.67%	-0.64%	-2.82%	1.74%	6.22%
2006	3.54%	0.53%	4.26%	4.90%	13.84%	11.11%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%

INCOME FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	LBAG INDEX ANNUAL
2008	0.56%
2007	1.43%	-0.24%	2.09%	1.32%	4.68%	6.96%
2006	0.08%	0.00%	3.43%	1.72%	5.30%	4.33%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Historical Returns	Page 4 of 10

Stock Fund | International Stock Fund | Balanced Fund | Income Fund | How to Invest

Dodge & Cox manages four no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and/or fixed-income securities.

Availability	STOCK FUND Open	INTERNATIONAL STOCK FUND Open	BALANCED FUND Open	INCOME FUND Open
Objective	Long-term growth of principal and income.	Long-term growth of principal and income.	Regular income, conservation of principal and an opportunity for long- term growth of principal and income.	High and stable rate of current income consistent with long- term preservation of capital.

Strategy	The Fund invests primarily in a broadly diversified portfolio of common stocks.	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies.	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.	The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed- income securities.

Inception Date	1/4/1965	5/1/2001	6/26/1931	1/3/1989

Ticker Symbol	DODGX	DODFX	DODBX	DODIX

Total Net Assets (As of 3/31/08)	$54.6 billion	$49.1 billion	$23.9 billion	$16.1 billion

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Compensation to Processing Orgs.

•	Proxy Voting Policy

•	Stock and Balanced Funds Reopen

Funds’ Proxy Report (N-PX)

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Fund Information : All Funds	Page 5 of 10

Stock Fund | International Stock Fund | Balanced Fund | Income Fund | How to Invest

Overview | Characteristics | Risks | Manager Biographies

As of February 4, 2008, the Dodge & Cox Stock Fund has reopened to new investors.

OBJECTIVES

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	January 4, 1965

Total Net Assets (as of 3/31/2008)	$54.6 billion

Expense Ratio (2007)	0.52%

Portfolio Turnover Rate (2007)	27%

Ticker Symbol	DODGX

CUSIP	256219106

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Fact Sheet

•	Shareholder Report

•	Fund Holdings

•	Stock and Balanced Funds Reopen

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Stock Fund	Page 6 of 10

Stock Fund | International Stock Fund | Balanced Fund | Income Fund | How to Invest

Overview | Characteristics | Risks | Manager Biographies

OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	May 1, 2001

Total Net Assets (as of 3/31/2008)	$49.1 billion

Expense Ratio (2007)	0.65%

Portfolio Turnover Rate (2007)	16%

Ticker Symbol	DODFX

CUSIP	256206103

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends and capital gains, if any, are distributed in December.

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Fact Sheet

•	Shareholder Report

•	Fund Holdings

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : International Stock Fund	Page 7 of 10

Stock Fund | International Stock Fund | Balanced Fund | Income Fund | How to Invest

Overview | Characteristics | Risks | Manager Biographies

As of February 4, 2008, the Dodge & Cox Balanced Fund has reopened to new investors.

OBJECTIVES

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

STRATEGY

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS

Fund Inception Date	June 26, 1931

Total Net Assets (as of 3/31/2008)	$23.9 billion

Expense Ratio (2007)	0.53%

Portfolio Turnover Rate (2007)	27%

Ticker Symbol	DODBX

CUSIP	256201104

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Fact Sheet

•	Shareholder Report

•	Fund Holdings

•	Stock and Balanced Funds Reopen

Dodge & Cox Funds : Balanced Fund	Page 8 of 10

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Balanced Fund	Page 9 of 10

Stock Fund | International Stock Fund | Balanced Fund | Income Fund | How to Invest

Overview | Characteristics | Risks | Manager Biographies

OBJECTIVES

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

STRATEGY

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS

Fund Inception Date	January 3, 1989

Total Net Assets (as of 3/31/2008)	$16.1 billion

Expense Ratio (2007)	0.44%

Portfolio Turnover Rate (2007)	27%

Ticker Symbol	DODIX

CUSIP	256210105

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Fact Sheet

•	Shareholder Report

•	Fund Holdings

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Income Fund	Page 10 of 10